CUSIP NO. 5021600-10-4

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 45)

LSB INDUSTRIES, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.10

(Title of Class of Securities)

5021600-10-4

(CUSIP Number)

Jack E. Golsen 16 South Pennsylvania Oklahoma City, Oklahoma 73107 (405) 235-4546

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 5, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of his Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g) Rule 13d-1(b)(3) or (4), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 19 Pages

CUSIP NO. 5021600-10-4

(1)	Names of Reporting Persons, I.R.S. Identification No. of above Persons (entities only) Jack E. Golsen
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) Not applicable
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 673,304
	(8)	Shared Voting Power 2,893,266
	(9)	Sole Dispositive Power 673,304
	(10)	Shared Dispositive Power 2,893,266
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,566,570
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
(13)	Percent of Class Represented by Amount in Row (11) 15.34%
(14)	Type of Reporting Person (See Instructions) IN

Page 2 of 19 Pages

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(1)	Names of Reporting Persons, I.R.S. Identification No. of above Persons (entities only) Sylvia H. Golsen
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) Not applicable
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power —
	(8)	Shared Voting Power 1,479,803
	(9)	Sole Dispositive Power —
	(10)	Shared Dispositive Power 1,479,803
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,479,803
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
(13)	Percent of Class Represented by Amount in Row (11) 6.47%
(14)	Type of Reporting Person (See Instructions) IN

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(1)	Names of Reporting Persons, I.R.S. Identification No. of above Persons (entities only) Barry H. Golsen
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) Not applicable
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 292,467
	(8)	Shared Voting Power 2,690,516
	(9)	Sole Dispositive Power 292,467
	(10)	Shared Dispositive Power 2,690,516
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,982,983
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
(13)	Percent of Class Represented by Amount in Row (11) 12.90%
(14)	Type of Reporting Person (See Instructions) IN

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(1)	Names of Reporting Persons, I.R.S. Identification No. of above Persons (entities only) Steven J. Golsen
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) Not applicable
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 243,493
	(8)	Shared Voting Power 519,580
	(9)	Sole Dispositive Power 243,493
	(10)	Shared Dispositive Power 519,580
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 763,073
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
(13)	Percent of Class Represented by Amount in Row (11) 3.39%
(14)	Type of Reporting Person (See Instructions) IN

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(1)	Names of Reporting Persons, I.R.S. Identification No. of above Persons (entities only) Linda F. Rappaport
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) Not applicable
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power —
	(8)	Shared Voting Power 645,591
	(9)	Sole Dispositive Power —
	(10)	Shared Dispositive Power 645,591
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 645,591
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
(13)	Percent of Class Represented by Amount in Row (11) 2.87%
(14)	Type of Reporting Person (See Instructions) IN

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(1)	Names of Reporting Persons, I.R.S. Identification No. of above Persons (entities only) Golsen Family, L.L.C. 20-8234753
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) Not applicable
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Oklahoma
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power —
	(8)	Shared Voting Power 1,463,927
	(9)	Sole Dispositive Power —
	(10)	Shared Dispositive Power 1,463,927
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,463,927
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
(13)	Percent of Class Represented by Amount in Row (11) 6.40%
(14)	Type of Reporting Person (See Instructions) OO

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(1)	Names of Reporting Persons, I.R.S. Identification No. of above Persons (entities only) SBL, L.L.C.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) Not applicable
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Oklahoma
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power —
	(8)	Shared Voting Power 2,684,087
	(9)	Sole Dispositive Power —
	(10)	Shared Dispositive Power 2,684,087
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,684,087
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
(13)	Percent of Class Represented by Amount in Row (11) 11.61%
(14)	Type of Reporting Person (See Instructions) OO

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(1)	Names of Reporting Persons, I.R.S. Identification No. of above Persons (entities only) Golsen Petroleum Corporation
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) Not applicable
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Oklahoma
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power —
	(8)	Shared Voting Power 417,288
	(9)	Sole Dispositive Power —
	(10)	Shared Dispositive Power 417,288
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 417,288
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 1.86%
(14)	Type of Reporting Person (See Instructions) CO

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CUSIP NO. 5021600-10-4

Introduction

This statement constitutes Amendment No. 45 to the Schedule 13D dated October 7, 1985, as amended (the “Schedule 13D”), relating to the common stock, par value $.10 a share (“Common Stock”) of LSB Industries, Inc. (the “Company”). All terms not otherwise defined herein shall have the meanings ascribed in the Schedule 13D.

This Schedule 13D is reporting matters with respect to the following reporting persons:

•	Jack E. Golsen (Chief Executive Officer and Chairman of the Board of the Company);

•	Sylvia H. Golsen, an individual;

•	Barry H. Golsen (President and member of the Board of Directors of the Company);

•	Steven J. Golsen (President of certain subsidiaries of the Company and a member of the board of directors of the Company);

•	Linda F. Rappaport, an individual;

•	Golsen Family, L.L.C., an Oklahoma limited liability company (“GFLLC”);

•	SBL, L.L.C., an Oklahoma limited liability company (“SBL”); and

•	Golsen Petroleum Corporation, an Oklahoma corporation and wholly-owned subsidiary of SBL (“GPC”).

Jack and Sylvia Golsen are husband and wife. Barry Golsen, Steven Golsen, and Linda Rappaport are the children of Jack and Sylvia Golsen (collectively, the “Golsen Family”). All of the membership interests in GFLLC are owned by the Golsen Family or trusts controlled by a member of the Golsen Group. Jack and Sylvia Golsen are the sole managers of GFLLC. All of the outstanding stock of SBL is owned by GFLLC, Barry Golsen, Steven Golsen and Linda Rappaport. Jack and Barry Golsen are the sole managers of SBL and the sole members of the Board of Directors and the officers of GPC.

This Amendment No. 45 is being filed as a result of SBL’s pledge of 200,000 shares of Common Stock on March 5, 2012, in favor of The Bank of the West (“BOW”) pursuant to the terms of the Assignment of Investment Property/Securities dated the same date (the “Assignment”). The Assignment is described under Item 4, below.

Item 1.	Security and Issuer.

Item 1 of this Schedule 13D is unchanged.

Item 2.	Identity and Background.

Item 2 of this Schedule 13D is unchanged.

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CUSIP NO. 5021600-10-4

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of this Schedule 13D is not applicable.

Item 4.	Purpose of Transaction.

Assignment

On March 5, 2012, SBL pledged 200,000 shares of Common Stock pursuant to the Assignment to secure a promissory note of even date therewith from GFLLC to BOW, in favor of BOW. The promissory note has an original principal face amount of approximately $3.015 million and a term of three years. In addition to standard default and similar provisions contained in the Assignment, BOW retains the right to all dividends paid in connection with the collateral.

Other

The reporting persons do not presently have any other events, plans, or proposals required to be reported under Item 6 of this Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)	The following table sets forth as of the filing date of this Amendment No. 45 the aggregate number and percentage of the class of Common Stock of the Company owned beneficially by each reporting person:

Person	Amount(10)(11)		Percent(12)
Jack E. Golsen	3,566,570	(2)	15.34%
Sylvia H. Golsen	1,479,803	(3)	6.47%
Barry H. Golsen	2,982,983	(4)	12.90%
Steven J. Golsen	763,073	(5)	3.39%
Linda F. Rappaport	645,591	(6)	2.87%
Golsen Family, L.L.C.(1)	1,463,927	(7)	6.40%
SBL (1)	2,684,087	(8)	11.61%
GPC (1)	417,288	(9)	1.86%

(1)

The membership interests in GFLLC are owned by Jack Golsen through his revocable trust (43.516%), Sylvia Golsen through her revocable trust (43.516%), Barry Golsen (4.323%), Steven Golsen (4.323%), and Linda Rappaport (4.323%). Jack and Sylvia Golsen are the managers of GFLLC, and as a result share voting

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CUSIP NO. 5021600-10-4

and dispositive power over the Company’s securities owned by GFLLC. SBL is wholly-owned by GFLLC (49% owner), Barry Golsen (17% owner), Steven Golsen (17% owner) and Linda Rappaport (17% owner). GPC is a wholly owned subsidiary of SBL. Jack Golsen and Barry Golsen are the managers of SBL and the only directors and executive officers of GPC. Barry Golsen, Steven Golsen and Linda Rappaport are the children of Jack and Sylvia Golsen, husband and wife.
(2)	The amount shown with respect to Jack E. Golsen is comprised of the following shares of Common Stock:
(a)	104,000 shares owned directly and by a revocable trust over which the reporting person has the sole investment and dispositive power;
(b)	148,725 shares owned directly by GFLLC as described in footnote (7)(a) and (b), over which the reporting person shares investment and dispositive power with Sylvia Golsen;
(c)	2,684,087 shares owned by SBL and GPC as described in footnotes (8) and (9), respectively, over which the reporting person shares investment and dispositive power with Barry Golsen;
(d)	350,984 shares owned of record by separate trusts for the benefit of the grandchildren and great grandchildren of Jack Golsen, over which Jack Golsen serves as the sole trustee with voting and dispositive power over the Company’s securities held in the trusts;
(e)	218,320 shares owned of record by the Barry H. Golsen 2007 Irrevocable Trust, the Steve J. Golsen 2007 Irrevocable Trust, and the Linda F. Rappaport 2007 Irrevocable Trust, over which Jack Golsen serves as the sole trustee with voting and dispositive power over the Company’s securities held in the trusts;
(f)	44,578 shares owned by Linda Rappaport directly or as trustee of her revocable trust, the dispositive power and voting power of which is shared with Jack Golsen; and
(g)	15,876 shares owned by Sylvia H. Golsen’s revocable trust over which Jack Golsen shares beneficial ownership. Jack Golsen has no pecuniary interest in the shares beneficially owned by Linda Rappaport.
(3)	The amount shown with respect to Sylvia H. Golsen is comprised of the following shares of Common Stock:
(a)	15,876 shares held by the reporting person’s trust of which the reporting person is settlor and trustee over which the reporting person shares investment and dispositive power with Jack Golsen; and
(b)	1,463,927 shares representing the reporting person’s percentage ownership of the shares owned directly by GFLLC and that GFLLC has the right to

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acquire as described in footnote (7) and the reporting person’s percentage ownership in the shares held by SBL and GPC as a result of the reporting person’s ownership in GFLLC. The amount shown does not include, and the reporting person disclaims beneficial ownership of the shares listed in footnote (2) above as beneficially owned by Jack Golsen (except the shares noted in the preceding sentence).
(4)	The amount shown with respect to Barry H. Golsen is comprised of the following shares of Common Stock:
(a)	292,467 shares held directly;
(b)	6,429 shares representing the reporting person’s percentage ownership of the shares owned directly by GFLLC and that GFLLC has the right to acquire as described in footnote (7)(a) and (b); and
(c)	2,684,087 shares beneficially owned by SBL and GPC as described in footnotes (8) and (9), respectively, over which the reporting person shares investment and dispositive control with Jack Golsen.

The amount shown does not include (i) 533 shares that Barry Golsen’s wife owns, in which Barry Golsen disclaims beneficial ownership and (ii) 74,440 shares owned of record by the Barry H. Golsen 2007 Irrevocable Trust, of which Barry Golsen is the primary beneficiary, but of which Barry Golsen has no voting or dispositive control.

(5)	The amount shown with respect to Steven J. Golsen is comprised of the following shares of Common Stock:
(a)	243,493 shares held by revocable trusts of which the reporting person is the settlor and trustee;
(b)	63,286 shares representing the reporting person’s percentage ownership of the shares owned directly by GFLLC and that GFLLC has the right to acquire as described in footnote (7) and the reporting person’s percentage ownership in the shares held by SBL and GPC as a result of the reporting person’s ownership in GFLLC; and
(c)	456,295 shares representing the reporting person’s percentage ownership of the shares beneficially owned by SBL and GPC as described in footnotes (8) and (9), respectively, as a result of the reporting person’s ownership in SBL.

The amount shown does not include 69,440 shares owned of record by the Steven J. Golsen 2007 Irrevocable Trust, of which Steven Golsen is the primary beneficiary, but of which Steven Golsen has no voting or dispositive control.

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(6)	The amount shown with respect to Linda F. Rappaport is comprised of the following shares of Common Stock:
(a)	44,578 shares owned directly or through her revocable trust, the dispositive and voting power of which is shared with Jack Golsen;
(b)	63,286 shares representing the reporting person’s percentage ownership of the shares owned directly by GFLLC and that GFLLC has the right to acquire as described in footnote (7) and the reporting person’s percentage ownership in the shares held by SBL and GPC as a result of the reporting person’s ownership in GFLLC;
(c)	456,295 shares representing the reporting person’s percentage ownership of the shares beneficially owned by SBL and GPC as described in footnotes (8) and (9), respectively, as a result of the reporting person’s ownership in SBL; and
(d)	81,433 shares that Linda F. Rappaport’s husband owns, in which Linda F. Rappaport disclaims beneficial ownership.

The amount shown does not include 74,440 shares owned of record by the Linda F. Rappaport 2007 Irrevocable Trust, of which Linda F. Rappaport is the primary beneficiary, but of which Linda F. Rappaport has no voting or dispositive control.

(7)	The amount shown with respect to the Golsen Family, L.L.C. is comprised of the following shares of Common Stock:
(a)	15,392 shares owned directly;
(b)	133,333 shares issuable upon the conversion of 4,000 shares of the Company’s Series B Preferred owned directly; and
(c)	1,315,202 shares representing GFLLC’s beneficial ownership in the shares held by SBL and GPC as a result of the GFLLC’s ownership in SBL.

The amount of such shares shown as beneficially owned by each reporting person is based on the reporting person’s proportionate ownership in GFLLC, as described in footnote (1) to this table, except Jack and Sylvia Golsen, as managers of GFLLC possessing voting and dispositive power over such shares, report beneficial ownership of all shares beneficially owned by GFLLC.

(8)	The amount shown with respect to SBL is comprised of the following shares of Common Stock:
(a)	1,616,799 shares owned directly;
(b)	250,000 shares issuable upon the conversion of 1,000,000 shares of the Company’s Series D Preferred;
(c)	400,000 shares issuable upon the conversion of 12,000 shares of the Company’s Series B Preferred; and

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(d)	417,288 shares beneficially owned by SBL’s wholly owned subsidiary, GPC. See, footnote (9).

The amount of such shares shown as beneficially owned by each reporting person is based on the reporting person’s proportionate ownership in SBL (both direct ownership in SBL and indirect ownership in SBL through ownership in GFLLC), as described in footnote (1) to this table, except Jack and Barry Golsen, as the managers of SBL possessing voting and dispositive power over such shares, report beneficial ownership of all shares owned by SBL.

(9)	The amount shown with respect to GPC is comprised of the following shares of Common Stock:
(a)	283,955 shares owned directly; and
(b)	133,333 shares that may be acquired upon conversion of 4,000 shares of the Company’s Series B Preferred Stock.
(10)	Holders of the Series B Preferred are entitled to one vote per share, and holders of the Series D Preferred are entitled to .875 votes per share. Both vote together with holders of Common Stock. The amounts and percentages set forth in the table reflect only the voting power of Common Stock into which the Series B Preferred and the Series D Preferred are convertible.
(11)	Jack Golsen, Sylvia Golsen, Barry Golsen, Steven Golsen, and Linda Rappaport each disclaims beneficial ownership of the shares of Common Stock beneficially owned by the other, as described in footnotes (2), (3), (4), (5), and (6), respectively, except as stated in such footnotes.
(12)	The percentage ownership of each reporting person is based on 22,339,068 shares of Common Stock outstanding as of April 11, 2012. Shares of Common Stock of the Company not outstanding, but which may be acquired by a reporting person during the next 60 days under options, warrants, rights or conversion privileges, are considered to be outstanding only for the purpose of computing the percentage of the class for such reporting person, but are not deemed to be outstanding for the purpose of computing the percentage of the class by any other person.

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(b)	The following table sets forth, as of the filing date of this Amendment No. 45 for each person and entity identified under paragraph (a), above, the number of shares of Common Stock as to which the person and entity has (i) the sole power to vote or direct the voting, (ii) shared power to vote or direct the voting, (iii) the sole power to dispose or to direct the disposition, or (iv) shared power to dispose or to direct the disposition:

Person or Entity	Sole Voting and Power of Disposition		Shared Voting and Power of Disposition
Jack E. Golsen	673,304	(2)	2,893,266	(2)
Sylvia H. Golsen	None		1,479,803	(3)
Barry H. Golsen	292,467	(4)	2,690,516	(4)
Steven J. Golsen	243,493	(5)	519,580	(5)
Linda F. Rappaport	None	(6)	645,591	(6)
Golsen Family, L.L.C.(1)	None		1,463,927	(7)
SBL(1)	None		2,684,087	(8)
GPC(1)	None		417,288	(9)

(1)	See footnote (1) under paragraph (a) of this Item 5.
(2)	See footnote (2) under paragraph (a) of this Item 5.
(3)	See footnote (3) under paragraph (a) of this Item 5
(4)	See footnote (4) under paragraph (a) of this Item 5.
(5)	See footnote (5) under paragraph (a) of this Item 5.
(6)	See footnote (6) under paragraph (a) of this Item 5.
(7)	See footnote (7) under paragraph (a) of this Item 5.
(8)	See footnote (8) under paragraph (a) of this Item 5.
(9)	See footnote (9) under paragraph (a) of this Item 5.
(c)	Since the filing of the reporting group’s Amendment No. 44 to Schedule 13D on February 17, 2012, the following sales of Common Stock were completed on the open market by members of the reporting group:

Steven Golsen.

On March 1, 2012, Steven Golsen sold a total of 20,000 shares of Common Stock at the weighted average price per share of $41.21, which is based on multiple prices ranging from $41.06 to $41.64.

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SBL

On March 9, 2012, SBL sold a total of 3,000 shares of Common Stock at the weighted average price per share of $39.99, which is based on multiple prices ranging from $39.80 to $40.06.

On March 12, 2012, SBL sold a total of 28,234 shares of Common Stock at the weighted average price per share of $40.00, which is based on multiple prices ranging from $39.90 to $40.18.

On March 13, 2012, SBL sold a total of 26,866 shares of Common Stock at the weighted average price per share of $40.07, which is based on multiple prices ranging from $39.90 to $40.43.

Steven Golsen and SBL each undertake to provide to the Company, any security holder of the Company, or the staff of the Securities and Exchange Commission (the “SEC”), upon request, full information regarding the number of shares sold at each separate price within the ranges set forth above.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Agreements, Underwritings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is unchanged, except as follows.

Assignment

On March 5, 2012, SBL pledged 200,000 shares of Common Stock pursuant to the Assignment to secure a promissory note of even date therewith from GFLLC to BOW, in favor of BOW. The promissory note has an original principal face amount of approximately $3.015 million and a term of three years. In addition to standard default and similar provisions contained in the Assignment and the related promissory note, BOW retains the right to all dividends paid in connection with the collateral.

Item 7.	Materials to be Filed as Exhibits.

24.1	Powers of Attorney executed by Barry H. Golsen, Steven J. Golsen, and Sylvia H. Golsen are filed as Exhibit 24.1 to Amendment No. 33 to this Schedule 13D and are incorporated herein by reference.

24.2	Power of Attorney, dated December 29, 2008, executed by Linda F. Rappaport is filed as Exhibit 24.2 to Amendment No. 38 and is incorporated herein by reference.

99.1	Joint Filing Statement, dated September 19, 2007, is filed as Exhibit 99.1 to Amendment No. 34 and is incorporated herein by reference.

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99.2	Joint Filing Statement, dated December 29, 2008, executed by Linda F. Rappaport is filed as Exhibit 99.2 to Amendment No. 38 and is incorporated herein by reference.

99.3	The Company’s Restated Certificate of Incorporation, as amended, setting forth the terms of the Company’s Series B 12% Cumulative Convertible Preferred Stock is filed as Exhibit 3.1 to the Company’s Form 10-K for the fiscal year ended December 31, 2010, and is incorporated herein by reference.

99.4	Stacy L. Rappaport 2007 Irrevocable Trust Agreement, dated January 15, 2007, is filed as Exhibit 99.4 to Amendment No. 34 and is incorporated herein by reference. The Joshua B. Golsen 2007 Irrevocable Trust Agreement, Adam Z. Golsen 2007 Irrevocable Trust Agreement, Amy G. Rappaport 2007 Irrevocable Trust Agreement, Lori R. Rappaport 2007 Irrevocable Trust Agreement, Michelle L. Golsen 2007 Irrevocable Trust Agreement, and Preston Ayden Mattingly 2007 Irrevocable Trust Agreement, each dated January 15, 2007, are substantially similar to the Stacy L. Rappaport 2007 Irrevocable Trust Agreement, except each trust is named for primary beneficiary of such trust, and copies of the same will be supplied to the SEC upon request.

99.5	Barry H. Golsen 2007 Irrevocable Trust Agreement, dated January 15, 2007, is filed as Exhibit 99.5 to Amendment No. 34 and is incorporated herein by reference. The Steven J. Golsen 2007 Irrevocable Trust Agreement and Linda F. Rappaport 2007 Irrevocable Trust Agreement, each dated January 15, 2007, are substantially similar to the Barry H. Golsen 2007 Irrevocable Trust Agreement, except each trust is named for primary beneficiary of such trust, and copies of the same will be supplied to the SEC upon request.

99.6	Amy G. Rappaport 2011 GSTT Exempt Trust Agreement, dated June 10, 2011, is filed as Exhibit 99.6 to Amendment No. 44 and is incorporated herein by reference. The Joshua B. Golsen 2011 GSTT Exempt Trust Agreement, Adam Z. Golsen 2011 GSTT Exempt Trust Agreement, Stacy L. Rappaport 2011 GSTT Exempt Trust Agreement, Lori R. Rappaport 2011 GSTT Exempt Trust Agreement, Michelle L. Golsen 2011 GSTT Exempt Trust Agreement, Preston A Mattingly 2011 GSTT Exempt Trust Agreement, Michael P. Mattingly 2011 GSTT Trust Agreement, and the Cameron E. Davenport 2011 GSTT Exempt Trust Agreement, each dated June 10, 2011, are substantially similar to the Amy G. Rappaport 2011 GSTT Exempt Trust Agreement, except each trust is named for primary beneficiary of such trust, and copies of the same will be supplied to the SEC upon request.

99.7	Rule 10b5-1 Sales Plan, dated November 30, 2011, between Jack E. Golsen 1992 Trust and Morgan Stanley-Smith Barney, LLC, is filed as Exhibit 99.7 to Amendment No. 44 and is incorporated herein by reference.

99.8	Assignment of Investment Property/Securities, dated March 5, 2012, executed by SBL in favor of BOW.

Page 18 of 19 Pages

CUSIP NO. 5021600-10-4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: April 30, 2012

/s/ Jack E. Golsen*
JACK E. GOLSEN

/s/ Jack E. Golsen*
SYLVIA H. GOLSEN

/s/ Jack E. Golsen*
BARRY H. GOLSEN

/s/ Jack E. Golsen*
STEVEN J. GOLSEN

/s/ Jack E. Golsen*
LINDA F. RAPPAPORT

*Executed by Jack E. Golsen pursuant to Power of Attorney

GOLSEN FAMILY, L.L.C.

By:	/s/ Jack E. Golsen
Jack E. Golsen, Manager

SBL, L.L.C.

By:	/s/ Jack E. Golsen
Jack E. Golsen, Manager

GOLSEN PETROLEUM CORPORATION

By:	/s/ Jack E. Golsen
Jack E. Golsen, President

Page 19 of 19 Pages